Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/07	3/31/08	Security	portfolio	% Index[1]	Description
1	1	América Móvil	3.7	1.8	Latin America's largest cellular communications provider.
3	2	Taiwan Semiconductor Manufacturing	3.0	1.3	One of the world's largest semiconductor manufacturers.
4	3	Samsung Electronics	2.8	2.4	Korea's top electronics manufacturer and a global leader in semiconductor production.
7	4	Telekomunikasi Indonesia	2.0	0.3	The dominant telecommunications services provider in Indonesia.
5	5	Hon Hai Precision Industry	1.8	0.9	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
2	6	Gazprom	1.7	3.7	The largest gas producer and transporter in the Russian Federation.
6	7	OCI	1.4	0.2	A leading cement producer and construction contractor serving customers in the developing world.
19	8	Taiwan Cement	1.4	0.2	Manufacturer and retailer of cement, concrete and other construction materials.
13	9	Rosneft	1.2	0.2	Russian energy company focused on oil and gas exploration.
11	10	Evraz	1.2	0.0	Steel and mining company operating primarily in Russia.

		Total companies 1 through 10	20.2	11.0

15	11	Banpu	1.1	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.
8	12	GOME Electrical Appliances Holding	1.1	0.1	Electrical appliance and consumer electronic products retailer operating in China.
30	13	Harmony Gold Mining	1.0	0.1	One of South Africa's largest gold mining companies.
17	14	Suzlon Energy	1.0	0.0	A fully integrated wind power company. Suzlon operates large wind parks and produces wind turbines throughout Asia.
16	15	Bumiputra-Commerce Holdings	1.0	0.2	Involved in banking, financial services and real estate management.
28	16	High Tech Computer	0.9	0.3	Manufactures mobile computing and communications devices.
31	17	Cemig	0.9	0.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
9	18	DLF Ltd.	0.9	0.1	Major real estate development company based in India.
14	19	AmBev	0.9	0.4	The dominant beer producer in Latin America.
51	20	Industrial and Commercial Bank of China	0.8	0.9	A state-owned commercial bank in China and one of the world's largest banks.

		Total companies 1 through 20	29.8	13.4

1MSCI EMERGING MARKETS IMI

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	3/31/08	3/31/08		12/31/07	3/31/08	3/31/08
ENERGY	11.1	9.3	15.7	FINANCIALS	11.4	9.2	21.0
Gazprom		1.7		Bumiputra-Commerce Holdings		1.0
Rosneft		1.2		DLF Ltd.		0.9
Banpu		1.1		Industrial and Commercial Bank of China		0.8
OTHERS		5.3		Grupo Financiero Inbursa		0.5
				OTHERS		6.0
MATERIALS	16.0	16.1	15.8
Taiwan Cement		1.4		INFORMATION TECHNOLOGY	11.4	12.2	10.9
Evraz		1.2		Taiwan Semiconductor Manufacturing		3.0
Harmony Gold Mining		1.0		Samsung Electronics		2.8
Ambuja Cements		0.8		Hon Hai Precision Industry		1.8
CEMEX		0.7		High Tech Computer		0.9
OTHERS		11.0		Delta Electronics		0.6
				OTHERS		3.1
INDUSTRIALS	11.3	11.3	9.8
OCI		1.4		TELECOMMUNICATION SERVICES	12.5	13.5	10.6
Suzlon Energy		1.0		America Movil		3.7
Empresas ICA		0.6		Telekomunikasi Indonesia		2.0
IJM Corp.		0.6		Orascom Telecom		0.8
OTHERS		7.7		Bharti Airtel		0.6
				LG Telecom		0.6
CONSUMER DISCRETIONARY	9.1	8.1	6.0	OTHERS		5.8
GOME Electrical Appliances Holding		1.1
Astra International		0.6
Shangri-La Asia		0.5		UTILITIES	1.9	2.6	3.4
OTHERS		5.9		Cemig		0.9
				OTHERS		1.7
CONSUMER STAPLES	6.7	5.8	4.8
AmBev		0.9		OTHER	1.2	1.2	0.0
Wilmar International		0.5		Baring Vostok Capital Partners		0.4
OTHERS		4.4		OTHERS		0.8
				Total equity	93.9	90.7	100.0
HEALTH CARE	1.3	1.4	2.0	Fixed income	0.4	0.9
Teva Pharmaceutical Industries		0.5		Cash & equivalents	5.7	8.4
OTHERS		0.9		Total assets	100.0	100.0

1MSCI EMERGING MARKETS IMI				Overweight	MATERIALS
					INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	ENERGY
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of March 31, 2008

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	16.6	16.6	21.9	21.7	EUROPE/MIDDLE EAST/AFRICA	21.7	27.8	24.7	24.0
BRAZIL	6.5	10.2	13.7	13.7	RUSSIAN FEDERATION	9.2	8.1	11.0	9.2
MEXICO	8.1	3.7	5.1	4.8	SOUTH AFRICA	5.6	4.0	5.6	6.5
CHILE	1.1	1.4	1.9	1.4	ISRAEL	1.7	1.6	2.2	2.3
PERU	0.5	0.5	0.7	0.7	POLAND	0.7	1.4	1.8	1.9
ARGENTINA	0.1	0.4	0.5	0.7	TURKEY	0.6	0.9	1.2	1.2
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.4	EGYPT	2.9	0.7	0.9	0.9
SOUTHEAST ASIA	17.1	13.0	13.4	14.3	CZECH REPUBLIC	0.1	0.4	0.6	0.8
INDIA	6.5	7.8	7.7	7.5	HUNGARY	0.0	0.4	0.6	0.7
MALAYSIA	4.2	1.9	2.4	2.6	MOROCCO	0.1	0.6	0.8	0.4
INDONESIA	3.3	1.0	1.4	1.9	JORDAN	0.0	0.3	0.0	0.1
THAILAND	1.6	1.4	1.4	1.6	CROATIA	0.1	0.0	0.0	0.0
PHILIPPINES	1.1	0.6	0.5	0.5	KAZAKHSTAN	0.3	0.0	0.0	0.0
PAKISTAN	0.2	0.3	0.0	0.2	SULTANATE OF OMAN	0.3	0.2	0.0	0.0
SRI LANKA	0.2	0.0	0.0	0.0	UNITED ARAB EMIRATES	0.1	1.6	0.0	0.0
FAR EAST ASIA	30.2	42.6	40.0	40.0	QATAR	0.0	1.0	0.0	0.0
CHINA	8.8	22.0	13.6	13.4	NIGERIA	0.0	1.0	0.0	0.0
SOUTH KOREA	9.3	10.6	14.1	14.0	SAUDI ARABIA	0.0	3.2	0.0	0.0
TAIWAN	11.0	10.0	12.3	12.6	KUWAIT	0.0	2.2	0.0	0.0
HONG KONG	1.1	0.0	0.0	0.0	OMAN	0.0	0.2	0.0	0.0

					OTHERS[4]	5.1	0.0	0.0	0.0

					Total equity	90.7	100.0	100.0	100.0
					Total fixed income	0.9
					Total cash & equivalents	8.4
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets IMI
[4]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	3/31/08	3/31/08
LATIN AMERICA	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	16.6	21.7
BRAZIL	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	6.5	13.7
MEXICO	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.1	4.8
CHILE	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.1	1.4
ARGENTINA	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.5	0.7
PERU	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.7
REPUBLIC OF COLOMBIA	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3	0.4
VENEZUELA	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	17.1	14.3
INDIA	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	6.5	7.5
MALAYSIA	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	4.2	2.6
INDONESIA	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	3.3	1.9
THAILAND	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	1.6	1.6
PHILIPPINES	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.1	0.5
PAKISTAN	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.2
SRI LANKA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0

FAR EAST ASIA	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	30.2	40.0
SOUTH KOREA	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	8.8	14.0
CHINA	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	9.3	13.4
TAIWAN	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	11.0	12.6
HONG KONG	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.1	0.0

EUROPE/MIDDLE EAST/AFRICA	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	21.7	24.0
RUSSIAN FEDERATION	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	9.2	9.2
SOUTH AFRICA	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	5.6	6.5
ISRAEL	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.7	2.3
POLAND	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.9
TURKEY	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.6	1.2
HUNGARY	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.0	0.7
CZECH REPUBLIC	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.1	0.8
EGYPT	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	2.9	0.9
MOROCCO	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.4
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.3	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.3	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.0
NIGERIA	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
CROATIA	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	5.1	0.0

Total equity	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.7	100.0
Fixed income	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	0.9
Cash & equivalents	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	8.4
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00

1MSCI Emerging Markets IMI
[2]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	3/31/08	3/31/08		12/31/07	3/31/08	3/31/08
LATIN AMERICA	14.0	16.6	21.7	EMERGING EUROPE/MIDDLE EAST/AFRICA	26.4	21.7	24.0
BRAZIL	7.2	6.5	13.7	RUSSIAN FEDERATION	11.7	9.2	9.2
MEXICO	5.9	8.1	4.8	SOUTH AFRICA	6.0	5.6	6.5
CHILE	0.4	1.1	1.4	ISRAEL	1.8	1.7	2.3
ARGENTINA	0.2	0.5	0.7	POLAND	0.5	0.7	1.9
PERU	0.0	0.1	0.7	TURKEY	1.7	0.6	1.2
REPUBLIC OF COLOMBIA	0.3	0.3	0.4	EGYPT	3.6	2.9	0.9
				CZECH REPUBLIC	0.0	0.1	0.8
SOUTHEAST ASIA	18.0	17.1	14.3	HUNGARY	0.0	0.0	0.7
INDIA	7.2	6.5	7.5	MOROCCO	0.1	0.1	0.4
MALAYSIA	4.8	4.2	2.6	JORDAN	0.0	0.0	0.1
INDONESIA	2.7	3.3	1.9	CROATIA	0.1	0.1	0.0
THAILAND	1.7	1.6	1.6	KAZAKHSTAN	0.5	0.3	0.0
PHILIPPINES	1.3	1.1	0.5	SULTANATE OF OMAN	0.3	0.3	0.0
PAKISTAN	0.1	0.2	0.2	UNITED ARAB EMIRATES	0.1	0.1	0.0
SRI LANKA	0.2	0.2	0.0

FAR EAST ASIA	30.2	30.2	40.0	OTHER[2]	5.3	5.1	0.0
SOUTH KOREA	9.2	8.8	14.0
CHINA	10.1	9.3	13.4	Total equity	93.9	90.7	100.0
TAIWAN	9.7	11.0	12.6	Total fixed income	0.4	0.9
HONG KONG	1.2	1.1	0.0	Total cash and equivalents	5.7	8.4
				Total assets	100.0	100.0

1MSCI EMERGING MARKETS IMI
[2]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 3/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
Lifetime return					2004
Cumulative%	2,892.00	4,504.92	__	__	1st qtr.	9.13	9.13	8.87	9.59
Annualized%	16.84	19.17	__	__	2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 3/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 3/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
Lifetime return					2004
Cumulative%	2,892.00	4,504.92	__	__	1st qtr.	9.13	9.13	8.87	9.59
Annualized%	16.84	19.17	__	__	2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 3/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of March 31, 2008

	20 years	15 years	10 years	5 years	3 years	1 year	1Q08
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.09	14.23	13.81	37.50	34.59	24.41	-6.71
- net of operating expenses	18.09	13.38	13.02	36.56	33.67	23.60	-6.87

MSCI Emerging Markets IMI with net dividends reinvested	14.38	10.71	12.25	35.43	29.08	20.88	-11.35

MSCI World Index with net dividends	8.09	8.83	4.96	16.43	10.08	-2.90	-8.98

MSCI EAFE Index with net dividends	6.40	8.29	6.43	21.71	13.58	-2.53	-8.88

S&P 500 Index with income reinvested	10.90	9.43	3.50	11.31	5.84	-5.08	-9.44

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of March 31, 2008

	20 years	15 years	10 years	5 years	3 years	1 year	1Q08
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.09	14.23	13.81	37.50	34.59	24.41	-6.71
- net of operating expenses	18.09	13.38	13.02	36.56	33.67	23.60	-6.87

MSCI Emerging Markets IMI with net dividends reinvested	14.38	10.71	12.25	35.43	29.08	20.88	-11.35

MSCI World Index with net dividends	8.09	8.83	4.96	16.43	10.08	-2.90	-8.98

MSCI EAFE Index with net dividends	6.40	8.29	6.43	21.71	13.58	-2.53	-8.88

S&P 500 Index with income reinvested	10.90	9.43	3.50	11.31	5.84	-5.08	-9.44

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	3/31/08	3/31/08		12/31/07	3/31/08	3/31/08
ENERGY	11.1	9.3	15.7	HEALTH CARE	1.3	1.4	2.0
ENERGY EQUIPMENT & SERVICES	0.6	0.8	0.4	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	10.5	8.5	15.3	HEALTH CARE PROVIDERS & SERVICES	0.5	0.4	0.2
MATERIALS	16.0	16.1	15.8	PHARMACEUTICALS	0.8	1.0	1.7
CHEMICALS	2.6	1.8	2.5	FINANCIALS	11.4	9.2	21.0
CONSTRUCTION MATERIALS	3.5	4.1	1.6	COMMERCIAL BANKS	6.7	5.2	13.5
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.6	0.5	0.4
METALS & MINING	9.3	9.7	11.1	DIVERSIFIED FINANCIAL SERVICES	0.5	0.4	1.8
PAPER & FOREST PRODUCTS	0.6	0.5	0.5	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	11.3	11.3	9.8	CAPITAL MARKETS	0.1	0.1	1.0
AEROSPACE & DEFENSE	0.6	0.5	0.2	INSURANCE	0.7	0.4	2.2
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.1	0.1
CONSTRUCTION & ENGINEERING	6.6	6.1	2.4	REAL ESTATE MANAGEMENT & DEVELOPMENT	2.7	2.5	1.9
ELECTRICAL EQUIPMENT	1.7	2.2	0.7
INDUSTRIAL CONGLOMERATES	1.0	0.9	2.1	INFORMATION TECHNOLOGY	11.4	12.2	10.9
MACHINERY	0.2	0.2	1.5	INTERNET SOFTWARE & SERVICES	0.4	0.5	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	0.4	0.3	1.0
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.0	0.0	0.3
AIR FREIGHT & LOGISTICS	0.1	0.1	0.1	COMMUNICATIONS EQUIPMENT	0.2	0.1	0.2
AIRLINES	0.2	0.1	0.4	COMPUTERS & PERIPHERALS	1.4	1.5	1.6
MARINE	0.1	0.2	0.9	ELECTRONIC EQUIPMENT & INSTRUMENTS	3.6	3.2	2.4
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.4	6.6	5.1
TRANSPORTATION INFRASTRUCTURE	0.8	1.0	0.6	TELECOMMUNICATION SERVICES	12.5	13.5	10.6
CONSUMER DISCRETIONARY	9.1	8.1	6.0	DIVERSIFIED TELECOMMUNICATION SERVICES	2.9	4.4	3.5
AUTO COMPONENTS	0.8	0.6	0.4	WIRELESS TELECOMMUNICATION SERVICES	9.6	9.1	7.1
AUTOMOBILES	0.5	0.6	1.0	UTILITIES	1.9	2.6	3.4
HOUSEHOLD DURABLES	0.0	0.1	1.1	ELECTRIC UTILITIES	1.4	1.9	1.9
LEISURE EQUIPMENT & PRODUCTS	0.2	0.1	0.2	GAS UTILITIES	0.0	0.2	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.8	0.6	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.2	1.2	0.6	WATER UTILITIES	0.2	0.1	0.2
DIVERSIFIED CONSUMER SERVICES	0.3	0.2	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.3	0.4	0.8
MEDIA	1.6	1.4	1.0	OTHER	1.2	1.2	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.2	1.2	0.0
INTERNET & CATALOG RETAIL	0.8	0.5	0.1
MULTILINE RETAIL	0.7	0.8	0.5	Total equity	93.9	90.7	100.0
SPECIALTY RETAIL	1.9	1.7	0.4	Total fixed income	0.4	0.9
CONSUMER STAPLES	6.7	5.8	4.8	Total cash and equivalents	5.7	8.4
FOOD & STAPLES RETAILING	1.1	1.2	1.1	Total assets	100.0	100.0
BEVERAGES	2.2	1.9	1.0
FOOD PRODUCTS	2.9	2.3	1.7
TOBACCO	0.2	0.2	0.5
HOUSEHOLD PRODUCTS	0.3	0.2	0.3
PERSONAL PRODUCTS	0.0	0.0	0.2

1MSCI Emerging Markets IMI

Fund profile
Emerging Markets Growth Fund as of March 31, 2008

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.7
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Taiwan Semiconductor Manufacturing			3.0
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Samsung Electronics			2.8
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Telekomunikasi Indonesia			2.0
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Hon Hai Precision Industry			1.8
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Gazprom			1.7
Metals and Mining	9.7	Taiwan					11.0	OCI			1.4
Wireless telecommunication services	9.1	China					9.3	Taiwan Cement			1.4
Oil, gas & consumable fuels	8.5	Russian Federation					9.2	Rosneft			1.2
Construction & engineering	6.1	South Korea					8.8	Evraz			1.2
Commercial banks	5.2	Brazil					6.5

Rates of return for periods ending March 31, 2008[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	Stocks	Bonds	Cash	assets
EMGF	18.09%	13.38%	13.02%	36.56%	33.67%	23.60%	-6.87%	90.7%	0.9%	8.4%	$14.8bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile
Emerging Markets Growth Fund as of March 31, 2008

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.7
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Taiwan Semiconductor Manufacturing			3.0
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Samsung Electronics			2.8
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Telekomunikasi Indonesia			2.0
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Hon Hai Precision Industry			1.8
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Gazprom			1.7
Metals and Mining	9.7	Taiwan					11.0	OCI			1.4
Wireless telecommunication services	9.1	China					9.3	Taiwan Cement			1.4
Oil, gas & consumable fuels	8.5	Russian Federation					9.2	Rosneft			1.2
Construction & engineering	6.1	South Korea					8.8	Evraz			1.2
Commercial banks	5.2	Brazil					6.5

Rates of return for periods ending March 31, 2008[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	Stocks	Bonds	Cash	assets
EMGF	18.09%	13.38%	13.02%	36.56%	33.67%	23.60%	-6.87%	90.7%	0.9%	8.4%	$14.8bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call 800-421-0180 ext. 96245.